Exhibit 99.1


012 Smile.Communications Announces a NIS 3.9 Billion Financing Agreement with a Consortium Led by Bank Hapoalim to Fund Its Acquisition of the Controlling Interest in Bezeq - The Israel Telecommunication Corp.

Press Release
Source: Internet Gold
On Thursday February 11, 2010, 3:28 am EST

PETACH TIKVA, Israel--(BUSINESS WIRE)--Internet Gold - Golden Lines Ltd. (NASDAQ: IGLD - News) today announced that its 75.34% owned subsidiary, 012 Smile.Communications Ltd. (Nasdaq: SMLC - News), a member of the Eurocom Group, announced today that it has signed a NIS 3.9 billion (approximately $1.04 billion) financing agreement with a consortium led by Bank Hapoalim BM to facilitate the funding of the previously announced acquisition by the 012 Smile Group of the controlling interest in Bezeq - The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BZEQ).

The financing will be provided to the 012 Smile Group by a consortium led by Bank Hapoalim BM, which is expected to include Bank Leumi le-Israel BM, Amitim (Senior Pension Funds), Israel Discount Bank, Mizrahi Tefahot Bank, HSBC, First International Bank of Israel and Union Bank. Bank Hapoalim BM will serve as the manager of the loan.

In addition, Bank Hapoalim BM will provide the 012 Smile Group with a short-term loan in the amount of NIS 700 million (approximately $187 million).

About 012 Smile.Communications
------------------------------

In October 2009, Internet Gold announced that its approximately 75.34% owned subsidiary 012 Smile.Communications (Nasdaq: SMLC -
News) has signed a definitive agreement to purchase the controlling interest (approximately 30.6%) in Bezeq, The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BZEQ).

For further information, please visit our website: http://www.Igld.com.

Forward-Looking Statements
--------------------------
This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to risks associated with the pending acquisition by 012 Smile.Communications of the controlling interest in Bezeq, The Israel Telecommunication Corp. and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


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Contact:
Investor relations contacts:
----------------------------
Mor Dagan
Investor Relations
+972-3-516-7620
mor@km-ir.co.il
or
Idit Azulay
+972-72-2003848
i.azulay@smile.net.il